Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

August 3, 2011

Ad hoc notice pursuant to Section 15 German Securities Trading Act

Deutsche Börse AG: Preliminary acceptance rate of the exchange offer of Alpha Beta Netherlands Holding N.V. to the shareholders of Deutsche Börse AG increases to over 95% within the additional offer acceptance period

Frankfurt am Main, August 3, 2011. On the basis of declarations of acceptance booked and/or submitted so far by custodian banks regarding the exchange offer of Alpha Beta Netherlands Holding N.V. to the shareholders of Deutsche Börse AG, which relates to the planned combination of Deutsche Börse AG and NYSE Euronext, the preliminary acceptance rate increased to over 95% within the additional offer acceptance period. The preliminary acceptance rate can rise depending on instructions that were submitted on time but have not yet been recorded or decline due to the cancelation of false entries (reversal).

An equity participation in the amount of over 95% enables a shareholder of a stock corporation to conduct a mandatory buy-out of the minority shareholders pursuant to the provisions of the German Stock Exchange Act (Aktiengesetz) or the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) (so called squeeze-out). The initiation of a mandatory buy-out procedure is subject to the decision by Alpha Beta Netherlands Holding N.V. Presently, no decision has been taken as to whether and when, if at all, Alpha Beta Netherlands Holding N.V. will make use of its legal authority to conduct such a mandatory buy-out.

If also the final acceptance rate exceeds 95%, shareholders of Deutsche Börse AG, who have not yet accepted the exchange offer made by Alpha Beta Netherlands Holding N.V., still may elect to do so at unchanged conditions and exchange their shares for shares in Alpha Beta Netherlands Holding N.V. even after expiry of the additional offer acceptance period on 1 August 2011. Pursuant to Section 39c German Takeover Act such election has to be made within a period of three months after the expiry of the additional offer acceptance period of the exchange offer and the compliance with the disclosure requirements pursuant to Section 23 para. 1 sentence 1 no. 4 and sentence 2 German Takeover Act, i.e. until November 4, 2011 (midnight, Central European Time).

The disclosure pursuant to Section 23 para. 1, sentence 1 no. 3 German Takeover Act with respect to the final number of Deutsche Börse shares, for which the exchange offer has been accepted within the offer acceptance period and the additional offer acceptance period, as well as pursuant to Section 23 para. 1, sentence 1 no. 4 German Takeover Act with respect to the reaching of the necessary participation to effect a squeeze out pursuant to Section 39a para. 1 and para. 2 German Takeover Act will be made as soon as the confirmed final results of the exchange offer are available.

Important notice:

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the SEC declared effective on May 3, 2011, a Registration Statement on

Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.